April 20, 2012

Frank L. Newbauer, Esq.
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

Re: Ultimus Managers Trust
        File Nos. 333-180308 and 811-22680

Dear Mr. Newbauer:

        We have reviewed the registration statement on Form N-1A for the Ultimus
Managers Trust filed with the Commission on March 23, 2012. The registration
statement relates to a new series, the AMEXcm Small/Mid Cap Growth Fund ("Fund").
Based on our review of the filing, we have the following comments. The captions we use
below correspond to the captions the Fund uses in the Registration Statement.

Prospectus

Front Cover

        Please provide the Fund's ticker symbol.

Risk/Return Summary (p. 2)

Fees and Expenses of Investing in the Fund (p. 2)

        Please delete "Less:" from the penultimate line item of the fee table, and
substitute "waiver" for "reduction."

        Please revise the final line item of the fee table to read "Total Annual Fund
Operating Expenses after Fee Waiver [and/or Expense Reimbursement]." *See* Instruction
3 (e) to Item 3 of Form N-1A.

        Please confirm that the contract referenced in footnote 2 to the fee table will be
effective for at least 12 months after the effective date of the registration statement.

Principal Investment Strategies (p. 3)

        Please identify the types of equity securities in which the Fund will invest. Please
summarize how the Adviser will determine which securities to buy and sell. Please
explain the meaning of "exhibit strong growth characteristics." Will the Fund invest in
emerging market securities as part of its principal strategies? If so, please include
appropriate strategy and risk disclosure in the summary and in the section titled

"Investment Objective, Investment Strategies and Related Risks", which starts on page 6 of the Registration Statement.

Please move the last line of this paragraph to the first paragraph of "Investment Objective, Investment Strategies and Related Risks."

<u>Principal Risks (p. 3)</u>

Will the Fund be offered or sold through an insured depository institution? If not, please delete the last sentence of the first paragraph of this section. See, Item 4(b) (1) (iii) of Form N-1A.

Management of the Fund (p. 5)

Please disclose the Portfolio Manager's length of service by date of commencement, rather than "since inception."

Investment Objective, Investment Strategies and Related Risks (p. 6)

<u>Investment Strategies (p. 6)</u>

This section contains a considerable amount of jargon (*e.g.*, "sustainable global secular growth", "thematic opportunities", "critical variables driving change", "generate alpha", "tailwinds", "mitigate event risk"), which does not aid an investor seeking to understand the Fund's investment program. Please revise the disclosure in plain English.

The text of the last two sentences of the first paragraph and the first two sentences of the second paragraph of this section state:

> "Proprietary growth screens are utilized to identify "Stable Growth" companies and "Emerging Growth" companies. Although both Stable and Emerging Growth companies exhibit strong growth characteristics, Stable Growth companies typically provide more stability and consistency in volatile markets and Emerging Growth companies provide potential outperformance.

> Stable Growth companies are initially identified by screening for accelerating earnings growth, cash flow generation, profitability, consistency of earnings growth and reasonable valuations. Emerging Growth companies are initially identified by screening for accelerating revenue growth and relative strength, and possess characteristics of large and growing addressable market opportunities and unique product niches."

Please revise these sentences in plain English. Please include a summary of the revised disclosure in the summary section as well its present location. Also, include the last sentence of this section, which discloses when the Fund will sell securities, in the summary section.

Investment Risks, (p. 7)

Foreign Investment Risk (p. 8)

Disclosure in this section indicates the Fund will invest in ETFs. Why is this not disclosed in the summary? If the Fund will invest in ETFs as part of its principal strategies, the practice should be disclosed in the summary. If the Fund invests in ETFs as part of a non-principal strategy, please make it clear in this section by distinguishing principal and non-principal strategy and risk disclosure.

Money Market Instruments, Exchange-Traded Funds . . . (p. 9)

Why will the Fund invest in ETFs "on a temporary basis"? How does this practice relate to the previously referenced purchase of foreign ETFs?

Portfolio Holdings

Please include the disclosure required by Item 9 (d) of Form N-1A.

How the Fund Values Its Shares (p. 11)

Please define "in proper form" where the term is first used in this section.

SAI

Fundamental Restrictions (p. 8)

Please provide narrative disclosure describing the extent to which the issuance of senior securities is permitted under the Investment Company Act of 1940.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel